Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC announces passing of Executive Chairman Craig L. Dobbin. O.C.

    VANCOUVER, Oct. 7 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) regrets to announce the death of founder, controlling shareholder and Executive Chairman Craig Laurence Dobbin, O.C. after a brief illness. Mr. Dobbin passed away in Beachy Cove, Newfoundland and Labrador, surrounded by members of his family. Mr. Dobbin battled his illness with the same courage, strength and dignity that characterized his career as one of the greatest businessmen in the global aviation industry.
    Craig Dobbin founded Sealand Helicopters with one small aircraft in 1977 and launched CHC Helicopter Corporation through an IPO on the TSX in 1987.
Through timely acquisitions, strategic decisions and the support of many dedicated, loyal employees, he helped build CHC into the largest helicopter services company in the world. He delivered his final speech to shareholders with his usual wit and charm on Sept. 28, 2006 in Vancouver.
    Deputy Chairman Mark D. Dobbin has assumed the duties of Chairman until such time as the Board of Directors meets to elect a new Chairman. Mark Dobbin served as a director of the Corporation from 1994 to 1998 and from 2001 to
2003, and was re-elected to the Board as Deputy Chairman Sept. 28, 2006.
    Craig L. Dobbin will be deeply missed by his many loved ones, fellow employees, friends and associates around the world.

    This press release may contain projections and other forward-looking statements within the meaning of the "safe harbour" provision of the United
States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (604) 279-2471; Chris Flanagan, Director of Communications,
(604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 12:49e 07-OCT-06